Exhibit 99.6

Lancaster County District Attorney’s Office Joins Growing Number of
DAs Transforming Digital Evidence Management with NICE Evidencentral

Transforming manual processes for managing digital evidence will empower Lancaster County district attorneys to prosecute cases efficiently while providing more timely justice to victims

Hoboken, N.J., September 15, 2022 – NICE (Nasdaq: NICE) today announced that the Lancaster County District Attorney’s Office (Lancaster, Pennsylvania) will be deploying NICE Justice, one of the solutions in NICE’s Evidencentral platform, to transform how it manages digital evidence and help Lancaster’s ADAs (Assistant District Attorneys) find the truth in digital evidence faster. Lancaster County is turning to NICE Justice to eliminate cumbersome processes for managing digital evidence intake and discovery so attorneys can focus attention on prosecuting cases and getting timely results for victims.

Part of the Evidencentral cloud-based platform, NICE Justice digitally transforms how district attorneys, paralegals and office staff receive, interact with, manage and share digital evidence, from beginning to end. It streamlines and simplifies the entire case management process, from evidence intake and investigation to discovery and trial preparation.

Heather L. Adams, District Attorney, Lancaster County, said, “Victims and community safety are at the forefront of our efforts. We team with many law-enforcement departments throughout the county to successfully investigate and prosecute cases, and digital evidence is a key element in our process. The breadth and scope of digital evidence has grown tremendously over the past few years, but our ability to process it has not increased proportionately. We quickly recognized a need for more efficient, user-friendly, uniform processes that would be available to us through digital transformation, and NICE Justice is going to provide us that relief.”

Chris Wooten, Executive Vice President, NICE, said, “Our Evidencentral platform is helping all types of public safety and criminal justice agencies transform digital evidence management, from collection and preparation to disclosure and presentation. For district attorneys’ offices in particular, digital evidence is at the center of the work ADAs do every day. NICE Justice transforms every aspect of how digital evidence is collected, analyzed and shared, so ADAs can manage the volumes of evidence more efficiently, arrive at the truth faster, and get back to the important work of seeking justice.”

The Lancaster County District Attorney’s Office routinely receives digital evidence from the Pennsylvania State Police and 26 municipal police departments. Today, the daily deluge of digital evidence arrives in a variety of ways, including email, or on discs and thumb drives which are either picked up or hand delivered. NICE Justice standardizes and streamlines how this evidence is received and shared. Departments upload digital evidence to the cloud through a single, secure online portal. It is then automatically deposited into digital case folders and made immediately accessible to ADAs to accelerate the case building process.

Currently, ADAs spend up to thirty percent of their time each week tracking down evidence that may be stored in different places or never received. With NICE Justice, all digital evidence is stored in one place and uploaded video evidence is automatically transcoded to a playable format. Additionally, ADAs have access to time-saving tools to jumpstart the trial prep process all in one place, including tools for transcription, video clip and timeline creation, and redaction. Today, ADAs spend hundreds of hours per week copying, preparing and sending discovery. Using NICE Justice, ADAs can share evidence with defense attorneys through a fully digital, trackable process.

“The Lancaster County Office of the District Attorney is dedicated to achieving timely justice and ensuring community safety,” added District Attorney Adams. “We zealously work to deliver justice and preserve the rights of crime victims. By using NICE Justice to eliminate cumbersome digital evidence management processes, our ADAs can get back to the work they’re intended to do and focus their attention on prosecuting cases and getting timely results for victims.”

To learn more about NICE’s digital transformation solutions for Public Safety and Justice:
•	Visit the NICE website by clicking here.
•	Email PSInfo@NICE.com for more information.

About the Lancaster County Office of the District Attorney
The Lancaster County District Attorney’s Office seeks truth and justice for victims through the prosecution of criminal offenses, while engaging in community-based initiatives to prevent crime. The Office, which is staffed by attorneys, detectives, investigators, and victim/witness advocates, is committed to fair and equal justice and to keeping all residents safe from crime by protecting and supporting victims of cases, seeking justice and promoting public safety. Lancaster County is located in South Central Pennsylvania along the Susquehanna River, approximately 70 miles west of Philadelphia. https://www.co.lancaster.pa.us/1492/District-Attorney

NICE Public Safety & Justice
With over 3,000 customers and 30 years of experience, NICE helps all types of public safety and criminal justice agencies, from emergency communications and law enforcement to prosecutors and courts, digitally transform how they manage digital evidence and data from beginning to end, to get to the truth faster. NICE’s Evidencentral platform features an ecosystem of integrated technologies that bring data together to give a single view of the truth, enabling public safety and justice agencies to do what they do better – whether it’s responding to incidents, investigating and building cases, or prosecuting crimes. With comprehensive digital transformation solutions that can be deployed across entire counties and states, NICE also helps everyone work better together, so justice flows more smoothly, from incident to court. https://www.nicepublicsafety.com

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.